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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                            IVIVI TECHNOLOGIES, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

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                                    46589F108
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                                 (CUSIP Number)

                              Steven M. Gluckstern
                          c/o Ivivi Technologies, Inc.
                             135 Chestnut Ridge Road
                               Montvale, NJ 07645
                                 (201) 476-9600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 7, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  46589F108
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(1)  Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only)

     Steven M. Gluckstern
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions):

                                                                         (a) [_]
                                                                         (b) [X]
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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions): OO, WC

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(5)  Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
                                                                             [_]
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(6)  Citizenship or Place of Organization:

     United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

               (7)    Sole Voting Power:           2,176,431*
               (8)    Shared Voting Power:                 0
               (9)    Sole Dispositive Power:      2,176,431*
              (10)    Shared Dispositive Power:            0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,176,431*
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):

                                                                             [_]
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(13)  Percent of Class Represented by Amount in Row (11):

      20.0%*
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(14)  Type of Reporting Person (See Instructions):

      IN
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*  Based  on  10,116,930  shares  of  common  stock,  no  par  value,  of  Ivivi
Technologies, Inc. (the "Company") issued and outstanding as of April 7, 2009. As of April 7, 2009, Mr. Gluckstern held: (i) 196,078 shares of common stock held by Ajax Capital LLC, an investment fund wholly-owned by Mr. Gluckstern;
(ii) 1,124,103 restricted shares of common stock issued pursuant to the Company's 2009 Equity Incentive Plan; (iii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement; and (iv) 775,000 shares of common stock issuable upon exercise of options to purchase shares of common stock.

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         This  Amendment No. 3 ("Amendment  No. 3") amends and  supplements  the
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") by Steven M. Gluckstern on October 24, 2006, the Schedule 13D Amendment No. 1 filed by Mr. Gluckstern with the SEC on May 15, 2008 ("Amendment No. 1") and the Schedule 13D Amendment No. 2 filed by Mr. Gluckstern with the SEC on April 2, 2009 ("Amendment No. 2"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1 and Amendment No. 2. Capitalized terms used herein shall have the meanings ascribed to them in the
Schedule 13D, Amendment No. 1 and Amendment No. 2 unless otherwise defined herein.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The following is added to the response to Item 6 immediately after the fifth paragraph thereof:


         "On April 7, 2009, the Company and Emigrant Capital Corp. (the "Lender") entered into a Loan Agreement (the "Loan Agreement") pursuant to which, among other things, the Company issued a convertible promissory note (the "Convertible Promissory Note") and warrants (the "Warrants") to the Lender. Pursuant to a Nominee and Sharing Agreement (the "Sharing Agreement") among Mr. Gluckstern, another individual (the "Second Participant"), and the Lender, the Lender has granted to Mr. Gluckstern and the Second Participant a participation interest in the Lender's interest in the Convertible Promissory Note and the Warrants. Under the Sharing Agreement, after the Lender receives a return on its investment in the Convertible Promissory Note and Warrants in an amount equal to all amounts funded by the Lender under the Loan Agreement and the Warrants (together with related costs and expenses) plus a stated preferred return, (i) Mr. Gluckstern and the Second Participant will be entitled to a pro rata return of their respective funded amounts under the Sharing Agreement (as described below) and (ii) thereafter, all remaining proceeds from the Lender's investment in the Convertible Promissory Note and Warrants will be allocated 50% to the Lender, 40.4% to Mr. Gluckstern and 9.6% to the Second Participant. Under the terms of the Sharing Agreement, in consideration of the grant of the participation interest in the Convertible Promissory Note and Warrants to Mr. Gluckstern thereunder, Mr. Gluckstern agreed to fund 16.8% of the aggregate amount funded by the Lender under the Loan Agreement and the Warrants (together with related costs and expenses).

         In the event that the Company consummates a "Qualified Financing" (as defined in the Loan Agreement) on or prior to the maturity date of the outstanding loans under the Loan Agreement, which is initially July 31, 2009 but, under certain circumstances, may be extended by the Company to August 30, 2009 (the "Maturity Date"), the holder of the Convertible Promissory Note may convert the principal amount of and all accrued interest on the Convertible Promissory Note into the securities sold by the Company in such Qualified Financing. The Convertible Promissory Note shall be convertible into such number of securities sold by the Company in such Qualified Financing as is equal to the aggregate principal amount of all loans then outstanding under the Loan

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Agreement, together with all accrued and unpaid interest thereon, divided by the lowest price per share paid by purchasers in the Qualified Financing. In the event that the Company does not consummate a Qualified Financing on or prior to the Maturity Date, the holder of the Convertible Promissory Note may convert the Convertible Promissory Note into shares of Common Sock until such time as all
outstanding  loans  under  the  Loan  Agreement  are  repaid.   The  Convertible
Promissory Note shall be convertible into such number of shares of Common Stock as is equal to the aggregate principal amount of all loans then outstanding under the Loan Agreement, together with all accrued and unpaid interest thereon, divided by the then effective conversion price, which shall initially be $0.23 per share. In addition, in the event that an event of default shall occur under the Loan Agreement or certain sale events shall occur with respect to the
Company, the Convertible Promissory Note will thereafter be convertible into shares of Common Stock as set forth in the previous sentence. The conversion
price  of  the  Convertible   Promissory   Note  is  subject  to   anti-dilution
adjustments. The Convertible Promissory Note will remain outstanding and convertible into the Company's securities (as described above) until all outstanding loans under the Loan Agreement shall be repaid by the Company. On April 7, 2009, the Lender made loans under the Loan Agreement in an aggregate principal amount of $1,000,000 and, subject to the terms of the Loan Agreement, may, from time to time, make up to another $1,500,000 in aggregate principal amount of loans thereunder.

         In the event that the Company consummates a Qualified Financing on or prior to the Maturity Date, the holder of the Warrants may exercise the Warrants for the securities sold by the Company in such Qualified Financing. The Warrants shall be exercisable for such number of securities sold by the Company in such Qualified Financing that could have been acquired by the holder of the Warrants based on the $2.5 million principal amount of the loan at an exercise price equal to the price of the securities sold in the Qualified Financing. If the Company does not consummate a Qualified Financing on or prior to the Maturity Date, the Warrants will thereafter be exercisable into shares of Common Stock until July 1, 2014. The Warrants will be exercisable into such number of shares of Common Stock as is equal to $2,500,000 (or, in the event that the maturity date of the loans under the Loan Agreement is extended by the Company to August 30, 2009, $3,000,000) divided by the then effective exercise price, which shall initially be $0.23 per share. The exercise price of the Warrants is subject to anti-dilution adjustments.

         Mr. Gluckstern does not possess the power to vote or dispose of the Convertible Promissory Note or Warrants or to direct the vote or disposition of the Convertible Promissory Note or Warrants, and hereby disclaims any beneficial interest therein. Mr. Gluckstern hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with Emigrant Capital Corp. and the Second Participant with respect to the Convertible Promissory Note and Warrants and this Amendment No. 3 shall not be deemed to be an admission that Mr. Gluckstern is a member of such a group with Emigrant Capital Corp. and the Second Participant."



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                                   Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2009



                                                  /s/ Steven M. Gluckstern
                                                  ------------------------
                                                  Steven M. Gluckstern




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).